Exhibit 99.1

ASM International N.V.

ASM International and Tokyo Electron Sign Licensing Agreement for Atomic Layer

Deposition Technology

BILTHOVEN, The Netherlands, December 19, 2008—ASM International N.V. (Nasdaq: ASMI and Euronext Amsterdam: ASM) announced today that ASMI and Tokyo Electron Limited (Tokyo Stock Exchange—1st Section: 8035) have signed a licensing agreement. According to this agreement, ASMI grants usage of its currently filed and issued Atomic Layer Deposition (ALD) patents to Tokyo Electron Limited (TEL) in the field of batch ALD. Detailed terms of the agreement were not disclosed.

A pioneer of ALD applications for the semiconductor industry, ASMI today owns an extensive patent portfolio in this discipline. ALD is an advanced technology that deposits one atomic layer at a time at low temperatures, creating ultra-thin films of exceptional quality.

Dr. Albert Hasper, general manager of ASM Europe stated, “By licensing global enterprises such as TEL with certain rights to our advanced ALD IP portfolio, we are further facilitating the adoption of this cost-effective, breakthrough technology to a broader marketplace, which will not only benefit our companies, but the semiconductor industry overall.”

Mr. Hiroshi Takenaka, corporate director and senior vice president of Tokyo Electron commented, “TEL recognizes the industry migration to finer geometries where ALD technology plays a vital role, especially in the sub-32nm regime. The licensing of the ALD patents from ASMI will complement TEL’s pursuit of enabling critical technologies in a batch reactor platform that also meets the high-productivity and cost-competitive metrics of our customers.”

About ASMI

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

ASM International and Tokyo Electron Limited Licensing Agreement

About Tokyo Electron Limited

Tokyo Electron Limited (TEL), together with its subsidiaries, engages in the manufacture and sale of semiconductor production and flat panel display production equipment. Its semiconductor production equipment includes coater/developers, dry etchers, thermal processing systems, single wafer deposition systems, wet cleaning systems, ion implantation systems, test systems, and defect inspection and metrology software. The company’s flat panel display production equipment comprises FPD coater/developers and plasma etcher/ashers. It also provides storage area network solutions, business network and security solutions, middleware solutions, and aerospace products. In addition, TEL offers electronic components, including semiconductor products, software, factory automation and cell phone base stations, as well as products used in flat panel TVs and car navigation systems. Founded in 1963 and headquartered in Tokyo, TEL operates in Japan, the United States, Europe and Asia. The company’s website is: www.tel.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts ASMI:

Erik Kamerbeek      +31 88 100 8500

Mary Jo Dieckhaus +1 212 986 2900